Exhibit 99.25

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Avalon Rare Metals Inc. (the “Company”)
1901-130 Adelaide Street West
Toronto, ON
M5H 3P5

Item 2.	Date of Material Change

September 30, 2010

Item 3.	News Release

On September 30, 2010, a news release in respect of the material change was disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On September 30, 2010, the Company announced that it closed its previously announced short form prospectus offering pursuant to which the Company has issued 9,240,000 units at a price of Cdn$3.25 per unit to raise aggregate gross proceeds of Cdn$30,030,000.

Item 5.	Full Description of Material Change

The Company announced that it has closed its previously announced short form prospectus offering pursuant to which the Company has issued 9,240,000 units at a price of Cdn$3.25 per unit to raise aggregate gross proceeds of Cdn$30,030,000 (the “Offering”). Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share at a price of Cdn$3.60 until September 30, 2011. CIBC World Markets Inc. acted as lead underwriter for the Offering along with a syndicate of underwriters including Laurentian Bank Securities Inc.,  Stonecap Securities Inc. and Canaccord Genuity Corp. (collectively, the “Underwriters”).  The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, or Cdn$1,801,800, and broker warrants entitling the Underwriters to purchase 277,200 units at any time up to and including September 30, 2011, at the same price and on the same terms as the offered units.

The net proceeds of the Offering will be used to continue exploration and development of the Company’s Thor Lake project in the Northwest Territories and for general corporate purposes.

The Company has received the conditional approval of the Toronto Stock Exchange for the listing of the warrants and the additional common shares issued on closing of the Offering, as well as the warrants and common shares issuable upon exercise of the broker warrants and the common shares issuable upon exercise of the warrants, subject to fulfilling all of the listing conditions of the Toronto Stock Exchange. The warrants will trade under the stock symbol “AVL.WT”

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Donald S. Bubar, President and Chief Executive Officer, (416) 364-4938.

Item 9.	Date of Report

October 4, 2010.